December 19, 2023

VIA EDGAR AND EMAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Erin Donahue Charles Eastman Ernest Greene Evan Ewing

Re:	Gauzy Ltd. Draft Registration Statement on Form F-1 Submitted October 13, 2022 CIK No. 0001781446

Dear Ms. Donahue:

On behalf of Gauzy Ltd. (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated November 9, 2022, relating to the above referenced Registration Statement on Form F-1 (CIK No. 0001781446) submitted by the Company on October 13, 2022 (the “Registration Statement”).

Concurrent with the submission of this letter, the Company is submitting via EDGAR Amendment No. 1 to the Draft Registration Statement on Form F-1 (“Amendment No. 1”), which reflects the Company’s responses to the comments received by the Staff and certain updated information.

For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto. Capitalized terms used herein but not defined herein have the meanings given to such terms in Registration Statement.

Draft Registration Statement on Form F-1

Cover Page

1.	Disclose whether your offering is contingent upon final approval of your NASDAQ listing on your cover page. Please ensure the disclosure is consistent with your underwriting agreement.

Response: In response to the Staff’s comment, the Company has revised its disclosure on the cover page, page 23 and page 162 to clarify that this offering is contingent upon final approval of the listing of the Company’s ordinary shares on the Nasdaq Global Market. Additionally, the Company will ensure the disclosure is consistent with the underwriting agreement.

Prospectus Summary, page 1

2.	Please balance your disclosure of competitive strengths with a discussion of your principal challenges, limitations or weaknesses in the prospectus summary.

Response: In response to the Staff’s comment, the Company has balanced the disclosure of the Company’s competitive strengths on page 15 with a discussion of the Company’s principal challenges, limitations and weaknesses.

3.	Please provide an organizational chart outlining your corporate structure post-offering. Clarify which entities are organized in which countries and include the ownership and voting control of your existing shareholders and public shareholders.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 19 and page 124 to include the Company’s corporate structure post-offering.

Risk Factors, page 21

4.	Please disclose whether you are subject to material cybersecurity risks in your supply chain based on third-party products, software, or services used in your products, services, or business and how a cybersecurity incident in your supply chain could impact your business. Discuss the measures you have taken to mitigate these risks. Please revise to also describe the extent and nature of the role of the company’s board of directors in overseeing cybersecurity risks, including in connection with your supply chain/suppliers/service providers.

Response: In response to the Staff’s comment, the Company has revised its disclosures on page 47 and page 140.

5.	Please include a discussion of interest rates and specifically identify the impact of rate increases on your operations and how your business has been affected. For example, describe whether your borrowing costs have recently increased or are expected to increase and your ability to pass along your increased costs to your customers.

Response: In response to the Staff’s comment, the Company has revised its disclosures on pages 40 and 82 to clarify the effects of interest rate increases on its business.

We face cybersecurity risks and may incur increasing costs in an effort to mitigate those risks...,

6.	We note your disclosure that in January 2021 your subsidiary Vision Systems Corporate SAS detected a ransomware attack. Please revise to include a description of the costs and other consequences of the attack, including a discussion of any potential liability for damages.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 48 to include a description of the costs and other consequences of the January 2021 ransomware attack of our subsidiary, Vision Systems Corporate SAS.

Use of Proceeds, page 59

7.	We note your disclosure that the credit funds received a phantom warrant under the terms of the Facility Agreement which entitles them to a cash payment in an “Exit Event” and that the credit funds may decide to not receive payment in shares in lieu of a cash payment if the Exit Event is an IPO. Please clarify if the current offering will trigger this payment obligation. If so, tell us if the payment will be paid out of your offering proceeds and provide disclosure in the use of proceeds section.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 69.

Management’s Discussion and Analysis of Financial Condition and Results of Operations,

8.	We note that you emphasize the importance of supply chain management. Please discuss whether supply chain disruptions materially affect your outlook or business goals. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted. Revise to discuss known trends or uncertainties resulting from mitigation efforts undertaken, if any. Explain whether any mitigation efforts introduce new material risks, including those related to product quality, reliability or regulatory approval of products.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 82.

9.	Please disclose (i) whether your business segments, products, lines of service, projects, or operations are materially impacted by the pandemic-related lockdowns in China and (ii) the impact of consumer demand declines in China. In addition, discuss any steps you are taking to mitigate adverse impacts to your business.

Response: The Company respectfully advises the Staff that the COVID-19 pandemic-related lockdowns and consumer demand declines in China did not have a material impact on the Company’s business segments, products, lines of service, projects or operations. Furthermore, as a result of the passage of time since the Company initially submitted its Registration Statement, the Company does not believe the COVID-19 pandemic, specifically as it relates to COVID-19 pandemic-related lockdowns in China, pose any future material threat to the Company.

Business, page 85

10.	We note your statements that you (i) have the largest network of glass fabricators worldwide, (ii) believe you have the best-in-class optical performance, widest optical range, color control, segmentation and variety, (iii) have “one-of-a-kind” automatic testing equipment and (iv) are the only company able to manufacturer dimmable solutions and solar protection for helicopters. Please provide support for these statements and, as applicable, disclose the measures by which you determined your competitive position.

Response: In response to the Staff’s comment the Company has revised its disclosures on page 15, page 16, page 108 and page 114.

Statement (i): Based on the Company’s extensive market research, the Company believes that it manages the largest network of glass fabricators for smart glass.

Statement (ii): The Company believes that its innovative products and solutions have the best-in-class optical performance. The Company based its belief on a careful comparison of its competitors’ offerings and data or product specification sheets, which through diligent internal processes has led the Company to believe that its products and solutions offer superior performance and better technical specifications compared to those of the Company’s key competitors. The Company’s belief with respect to the leading quality of its products is bolstered by the fact that it has been invested in by a leading Tier 1 supplier and an original equipment manufacturer (“OEM”)that is the third largest automotive manufacturer in the world based on number of units sold, and that it has also received material science grants from the Israel Innovation Authority and Banque Publique d’investissement France to further innovate and expand its product offerings and capabilities. To the best of the Company’s knowledge, more OEMs choose the Company’s products over those of its competitors, which is a testament to the quality of the Company’s products and solutions.

Statement (iii): The Company respectfully advises the Staff that it revised references to its automatic testing equipment (“ATE”) to remove the claim that its ATE is “one-of-a-kind”. The Company’s ATE, which is part of its go-to-market strategy in its architecture and automotive business divisions, allows the Company’s glass fabricator partner network to produce their own smart glass products. The Company’s ATE enables its glass fabricator partners to test their products for all optical, electrical, and mechanical parameters, ensuring a perfect, on spec delivery.

Statement (iv): The Company respectfully advises the Staff that it has revised its disclosure to remove the claim that it is the “only company able to manufacture dimmable solutions and solar protection for helicopters.” Based on the Company’s internal market and industry research, which has included comparing the product offerings of key competitors, the Company believes that it is one of the only companies currently developing and manufacturing smart glass solutions and solar protection products for helicopters. This is supported by the Company’s analysis that limited helicopter models are marketed with dimmable windows aside from those that the Company provides to its OEM partners and customers.

Description of Share Capital, page 138

11.	Please update this section to discuss any outstanding shares of preferred stock. Refer to Item 10.A of Form 20-F.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 155.

Exhibits

12.	We note your disclosure that in February 2021 you entered into a share purchase and earn out agreement with the shareholders of Vision Lite that appear to have continuing obligations. If material, please file those agreements as exhibits or tell us why you are not required to do so.

Response: In response to the Staff’s comment, the Company notes that the agreement related to the earn out is part of and included in the share purchase agreement entered into on February 7, 2021, as amended on July 27, 2021, copies of which will be filed as exhibits. The Company has revised the Exhibit Index to include the filing of this agreement.

General

13.	Please disclose whether and how your business segments, products, lines of service, projects, or operations are materially impacted by supply chain disruptions, especially in light of Russia’s invasion of Ukraine or in light of the effectiveness of the UFLPA. For example, discuss whether you have or expect to:

●	suspend the production, purchase, sale or maintenance of certain items due to a lack of raw materials, parts, or equipment; inventory shortages; closed factories or stores; reduced headcount; or delayed projects;

●	experience labor shortages that impact your business;

●	experience cybersecurity attacks in your supply chain;

●	experience higher costs due to constrained capacity or increased commodity prices or challenges sourcing materials (e.g., nickel, palladium, neon, cobalt, iron, platinum or other raw material sourced from Russia, Belarus, or Ukraine or lithium, nickel, manganese, beryllium, copper, gold or other raw material sourced from Western China);

●	experience surges or declines in consumer demand for which you are unable to adequately adjust your supply;

●	be unable to supply products at competitive prices or at all due to export restrictions, sanctions, tariffs, trade barriers, or political or trade tensions among countries; or

●	be exposed to supply chain risk in light of Russia’s invasion of Ukraine, the effectiveness of the UFLPA and/or related geopolitical tension or have sought to “deglobalize” your supply chain.

Explain whether and how you have undertaken efforts to mitigate the impact and where possible quantify the impact to your business.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 41, 82 and 83 to disclose the impacts of supply chain disruptions in light of Russia’s invasion of Ukraine. In addition, the Company respectfully advises the Staff that it has no known past, current or anticipated imports into the U.S. of materials from direct suppliers located in the Xinjiang region in China. Furthermore, the Company maintains policies, such as its Code of Ethics, that mandate compliance with all applicable laws and regulations, including the UFLPA.

14.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact legal staff associated with the review of this filing to discuss how to submit the materials, if any, to us for review.

Response: In response to the Staff’s comment, the Company hereby undertakes to supplementally provide the Staff with copies of all such written communications once available.

Please contact me at (212) 801-9221 if you have any questions or require any additional information in connection with this letter or the Company’s submission of its draft Registration Statement on Form F-1.

Sincerely,

/s/ Mark Selinger, Esq.

cc: Meir Peleg, Chief Financial Officer

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